Filed by TriQuint Semiconductor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.
Commission File No.: 000-22511
Date: March 10, 2014

Company Presentation March 2014

Safe Harbor Forward Looking Statements This presentation contains forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding strong growth in mobile demand and RF content growth; and statements under “Outlook” regarding TriQuint’s anticipated fourth quarter revenues, non-GAAP gross margin and diluted earnings per share for the fourth quarter and our bookings to anticipated revenue. These forward-looking statements are statements of management’s opinion and are subject to various assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied in the statements herein or from historical results, due to changes in economic, business, competitive, technological and/or regulatory factors. More detailed information about risk factors that may affect actual results are set forth in TriQuint’s reports on Form 10-K and 10-Q and other filings with the Securities and Exchange Commission. These reports can be accessed at the SEC web site, www.sec.gov. Except as required by law, TriQuint undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements. It is not possible to predict or identify all risk factors and one should not consider the risk factors described in TriQuint’s filings with the Securities and Exchange Commission to be a complete statement of all potential risks and uncertainties. * Where non-GAAP financial data is noted, please see http://invest.triquint.com/results.cfm for a GAAP to non-GAAP reconciliation.

Strategic Combination Creating a New Leader in RF Solutions

Deal Terms • All stock transaction in which post-closing RFMD and TriQuint shareholders Pro Forma will each own approximately 50% of NewCo • TriQuint exchange ratio of 1.675x for new company shares RFMD exchange ratio of 1.0x for new company shares • Tax free transaction • Ralph Quinsey will serve as Non-Executive Chairman Board of Directors • Board will be composed of 10 directors, with 5 each from the existing boards of both companies • 8 of the 10 directors will be independent • Robert Bruggeworth will serve as Chief Executive Officer • Steve Buhaly will serve as Chief Financial Officer • Dean Priddy will serve as Executive VP of Administration responsible for integration and synergy value creation Closing Conditions • Expected to close in second half of 2014 • Customary closing conditions include: Approval of RFMD and TriQuint & Timing shareholders and regulatory approvals

Strategic Rationale • Customers benefit from new scale advantages in manufacturing and R&D, as well as an aggressive roadmap of new products and technologies • Greatly improved financial model with performance improving to best in class as synergies are realized • Drive innovation at the heart of the mobile data ecosystem – from base station to mobile device – to deliver the industry’s most comprehensive portfolio of critical RF technologies to mobile and infrastructure customers

Mobile Industry Landscape • The world’s demand for mobile data is growing exponentially • The wireless industry is rapidly changing to meet this challenge and build the next generation of mobile devices and network infrastructure Mobile Device Mobile Traffic RF Complexity Growth Growth Mobile Phone Exabytes per Total Frequency Shipments (mm)(1) Month (2) Bands (3) 2,500 50 43 2,000 40 1,500 30 1,000 20 500 10 6 2 0 0 ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12 ‘13E ‘14E ‘15E ‘16E ‘17E ‘05 ‘10 E ‘15 2G 2.5G 3G 4G (1) Source: IDC. Note: 2G consists of GSM and iDEN; 2.5G consists of CDMA 2000 1xRTT, EDGE and GPRS; 3G consists of CDMA 2000 1xEV-DO, TD-SCDMA, UMTS/WCDMA and HSDPA/HSPA; 4G consists of LTE, TD-LTE and WiMAX. (2) Source: Cisco Visual Networking Index: Global Mobile Data Traffic Forecast, 2014. (3) Source: Management. 6

Infrastructure & Defense Landscape • Demand for network capacity and LTE deployments are driving growth in the base station and optical transport markets • Combined company will remain committed to the defense market as a driver of innovative new technologies • GaN provides a disruptive growth opportunity within the infrastructure and defense markets

NewCo: Strength of Combined Portfolio Mobile Power Amplifiers Filters Switch / Antenna Wi-Fi GaAs Silicon Envelope Antenna SAW TC-SAW BAW WLP Switch ASM Mobile PA PA Tracking Tuning Infrastructure & Defense Optical GaN Radar BTS CATV Wi-Fi Drivers GaN Standard Foundry GaAs SiGe RX TX Amplifiers PA Filters PA products

Enhanced Financial Profile New growth • Integration trends are creating larger opportunities for broad based suppliers opportunities • New scale advantages • $150M in annualized cost synergies Cost Synergies -$75M exiting year one -Additional $75M exiting year two EPS Accretion • Accretive to EPS in first full fiscal year following transaction close * Non-GAAP Metrics; Assumes $150M in synergies across manufacturing costs and operating expenses; no revenue synergies are assumed as part of the transaction.

Managing to a New Operating Model Metric Target Greater than the Revenue Growth Industry Gross Margin 45% Operating Expenses 20% Operating Margin 25% * Non-GAAP Metrics; Assumes $150M in synergies across manufacturing costs and operating expenses; no revenue synergies are assumed as part of the transaction.

TriQuint Company Overview

Investment Highlights RF Solution Provider Technology Financial Serving Large & Leader Leverage Growing Markets ? Broad technology ? $8 Billion+ addressable market ? 50% operating & product portfolio ? Expected CAGR of 10-15% margin fall thru ? Expertise in both on incremental active & passive revenue components ? Accelerating ? Innovation & profitability integration leader growth

Synergistic Organization Mobile Devices Drives volume scale, lower costs & speed of innovation Defense Drives technology research & product solutions Accelerating the Next Generation of RF Network Infrastructure Drives high-performance product portfolio

TriQuint Focus Markets TriQuint Focus Markets ($100m reference scale) Higher Value Optical 3G/4G Basestation Premium Filters Small Cells Radar WLAN Connectivity 2G WLAN Basestation Mobility MMPA Commodity SAW Filters Lower GSM Tx Value Modules -20% -10% 0% 10% 20% 30% 40% 50% Growth Source: TriQuint; estimated market size in 2016 © TriQuint Semiconductor, Inc.

TriQuint Product Line Strategy MOBILE DEVICES + Focus on LTE + Premium Filters & High Efficiency, Broadband Amplifiers, Integration + Only Supplier with Actives and Premium Passives INFRASTRUCTURE & DEFENSE + Multi-market Focus on High Value Products + Best in Class GaN, GaAs, & Filter Technology Across Full Spectrum + Unmatched Technology Breadth and Strong Customer Relationships

Mobile Devices

Driving Next-Gen Wireless Communications Mobiles Device SAM TriQuint Mobile Devices Solutions $ in millions $8,000 ? Solutions innovator focused on customer value $7,000 – High performance – Small size $6,000 ? Integration expert $5,000 – RF industry’s broadest technology portfolio, actives $4,000 and passives – Leader in small and thin packaging, such as Copper $3,000 Flip (CuFlip™) and Wafer Level Packaging (WLP) $2,000 $1,000 Top Customers $0 2013 2014 2015 13% CAGR Source: TriQuint

Mobile Products—Complete RF Solutions ? Premium filters ? High-efficiency broadband amplifiers ? Dense RF integration ? Proprietary design and manufacturing for key RF components ? In-house integration leads to cost & performance advantages ? Integration favors RF vendors with a full suite of premium filters

LTE Driving Growth in Premium Filters Robust LTE Growth Premium Filters SAM (devices in millions) ($ in millions) 43% 1,400 45% $2,500 Number of LTE Devices 39% 40% 45% + 1,200 Share of LTE Devices (in %) 32% $2,000 CAGR 35% 1,000 30% 25% $1,500 800 25% 17% 600 20% $1,000 400 15% 8% 10% $500 200 3% 0% 5% 0 0% $0 2010 2011 2012 2013 2014 2015 2016 2017 2013 2014 2015 2016 Sources: Mobile Experts LLC and TriQuint Sources: Mobile Experts LLC and TriQuint ? LTE growth drivers ? Premium filter growth drivers – Growing smartphone penetration – Crowded spectrum – Constrained 3G network capacity – Wi-Fi coexistence – Increasing bandwidth demands – Carrier aggregation – Carrier economics (lower cost / bit) – LTE filters scale with band count

Hypothetical RF Content in LTE Phones Premium Filters SAM Typical Regional Global Roaming ($ in millions) 3G LTE LTE $2,500 45% + $2,000 CAGR $1,500 $1,000 $500 $0 2013 2014 2015 2016 Sources: Mobile Experts and TriQuint Power Amplifiers $1.25 $1.75 $2.00 Switches / ASMs $0.75 $0.75 $1.00 Wi-Fi $0.50 $1.00 $1.00 Total RF Content $3.75 $7.00 $10.50 +

Solving 3G / 4G Filtering Challenges

Advanced Technology

- Proprietary filter manufacturing expertise
- High performance for toughest bands
- All 3 technologies
  - SAW
  - TC-SAW
  - BAW
- LTE / Wi-Fi coexistence



Complexity
TC-SAW
Band 26 Duplexer
Band 20 LTE – FDD Duplexer
Band 13 LTE – FDD Duplexer
Band 28 LTE – FDD Duplexer
Band 8 WCDMA Duplexer
Band 17 LTE – FDD Duplexer
Band 29 LTE – FDD Filter
SAW
Band 5 LTE – FDD Duplexer
Band 4 LTE – FDD Duplexer
GPS
Band 27 LTE – FDD Duplexer
GSM Rx
Band 1 WCDMA Duplexer
Band 3 LTE – FDD Duplexer
Band 25 LTE – FDD Duplexer
Band 2 WCDMA or LTE – FDD Duplexer
Band 40 LTE – TDD Filter
2.4 GHz Wi-Fi Filter
Band 41 LTE – TDD Filter
Band 7 LTE – FDD Duplexer
5 GHz Wi-Fi Filter
BAW
Band 42 LTE – TDD Filter
Band 43 LTE – TDD Filter
Band 38 LTE – TDD Filter
● Asia ■ Europe ▲ The Americas
RF Frequency

TriQuint
Reach Further • Reach Faster™

© TriQuint Semiconductor, Inc.

21

SAW & BAW Technology Comparison SAW BAW (Surface Acoustic Wave) (Bulk Acoustic Wave) Acoustic wave propagates in a Acoustic wave propagates in a lateral direction vertical direction Covers frequencies up to about 1.9GHz Suited for frequencies from 1.5GHz to 9GHz

Filter Requirements by Geography SAW TC-SAW BAW GSM GSM Band Band Band Band Band Band Band Band Band Band Band Band Band Band Band Band Band GPS High Low 1 6 4 8 17 13 20 26 43 42 3 25 2 7 38 40 41 North GNSS 2G 2G LTE LTE LTE LTE LTE LTE LTE America Europe 2G 2G 3G GNSS 3G LTE LTE LTE LTE LTE China 2G 2G 3G GNSS LTE LTE LTE Japan 2G 2G 3G GNSS 3G 3G LTE LTE India 2G 2G GNSS LTE Other Asia 2G 2G 3G GNSS 3G LTE LTE LTE LTE LTE

What Makes BAW Filters So Desirable? BAW Characteristics ? Lower signal loss ? Better precision Noticeable Benefits ? Longer battery life ? Fewer dropped calls ? Optimizes crowded spectrum Barriers to Entry ? Considerable IP ? Engineering expertise ? Manufacturing scale 1700 MHz 5000+ MHz RF Spectrum

Network Infrastructure

Base Supporting Station Market the Global Need for Connectivity TriQuint Base Station Solutions BTS SAM $1,400 $ in millions ? High-linearity and power efficiency ? Multi-chip module capability $1,200? Product breadth $1,000 $800 Top Customers $600 $400 $200 $0 2013 2014 2015 2% CAGR Source: TriQuint

Advancing the Base Station Market Market Direction ? LTE, small cells & commercial access points ? Multi-standard, multi-band radios ? RF integration ? Higher efficiency ? Lower cost TriQuint’s broad portfolio and multi-chip modules address operator needs for increased data capacity

Moving Data Around the World TriQuint Transport Solutions Transport SAM $ in millions $600 ? Superior performance differentiated products ? Optical, cable (CATV), point-to-point radio and $500 VSAT solutions ? Leader in 40G and 100G optical drivers $400 $300 Top Customers $200 $100 $0 2013 2014 2015 9% CAGR Source: TriQuint

Advancing Transport Infrastructure Market Direction Mobile Data Traffic Growth Exabytes per Month 5 ? Demand for network capacity – Streaming video 4 – Data traffic – Social networking 100G being for metro and 3? 40G / deployed long-haul networks 2 ? 200G sampling 1 0 2013 2014 2015 72% CAGR Source: Cisco Mobile Data Forecast, Feb 2013 TriQuint’s performance leadership and broad product portfolio address key transport OEM needs

Defense

Defense Connecting Market the Next-Gen Battlefield & Space TriQuint Defense & Aerospace Solutions Defense SAM $ in millions $600 Superior performing packaged RF $500 Comprehensive GaN / GaAs foundry and DoD accredited services Trusted provider of advanced RF technologies $400 GaN innovator and leader in government- $300 funded and industry-focused R&D programs $200 Top Customers $100 $0 2013 2014 2015 6% CAGR Source: TriQuint

Advancing the Defense & Aerospace Market Market Direction Intelligence, surveillance & reconnaissance solutions Cost-effective retrofits Coordinated communications – Handheld & SatCom systems, software-defined radios Next-generation EW systems – Jammers and counter measures Navigation system enhancements Space-qualified products TriQuint’s advanced R&D and growing product portfolio address key D&A needs

Defense & Aerospace Programs Supporting a wide variety of DoD-critical programs with our broad portfolio of products and services EA-18G Growler F-22 Raptor F-16 Falcon F-35 Lightning WGS AN / TPQ-53 Wideband Global SATCOM Quick Reaction Capability Radar

Enabling Next-Generation Radar The AESA Radar Leader TriQuint powers F-35, F-22, F-18 and AN/TPQ-53 radars – We fabricate GaAs / GaN wafers – Wafers yield 100’s to 1,000’s of die – 1,000’s of die used in radar T/R modules – 1,500 or more T/R modules in every phased array radar

GaN Technology Enables World Class Products Greater power Smaller size, fewer parts Higher efficiency – Reduced and eliminated combining losses 6.5W Ku-Band GaAs Power Amplifier 20W Ku-Band GaN Power Amplifier Examples of High-Performance GaN Products 40W GaN 55W Power Switch Transistor 30W 20W Ku-Band Wideband GaN PA GaN PA

TriQuint GaN: The Next Level of Integration

- **Solid State Power Amplifiers (SSPAs)**
- **Acquired** CAP Wireless, Inc. **in August 2013**
- **Spatium™ SSPAs displace TWTAs in defense and commercial applications**
  - TWTA market opportunity ~$600 million by 2015*
  - Flight-qualified for airborne electronic warfare systems
- **TriQuint GaN will enable more innovation**

Spatium™



TriQuint
Reach Further - Reach Faster™

© TriQuint Semiconductor, Inc.

*TriQuint estimate

36

Financial Highlights

Improving Operating Model Mid-Term Targets Non-GAAP 1st Half 2nd Half Q1 2014(1) $ in millions 2013 2013 Guidance Target Basis Above Revenue $374.3 $518.6 Filter $175 Industry % Full Year 42% 58% Growth Growth Accretive Mix Gross Margin $101.5 $194.8 $51 50% Incr. Cost % Revenue 27.1% 37.6% 29% Margin Reductions Operating Exp. $137.6 $139.7 $69 Sales > OpEx < 25% % Revenue 36.8% 26.9% 39% Growth Leverage Op. Inc. / (Loss) ($36.1) $55.1 ($18) > 15% Contained % Revenue (9.6%) 10.6% (10%) OpEx Share EPS > Sales EPS ($0.24) $0.32 ($0.12) Growth Buyback(2) Low Tax Rate (1) Represents the mid point of guidance ranges provided as of 2/5/2014. (2) 17.5M shares repurchased at $5.61 since Q2 2012; current authorization of $75m as of 2/5/2014.

Improving Gross Margin with Contained OpEx $20m of Cost Reductions Premium Filter Mix Shift $8m annual depreciation Replacing $100m of related to equipment write-off non-strategic foundry and low and $12m annual direct cost margin mobile revenue during 42—44% reductions taken in Q4-13 2014 with higher margin filters % 38% +300 bps Improving Margin Product Mix Industry +200 bps Cost FY Leading Gross Reductions 2014 Margins 30.7% Target FY FY 2013 2012 “We forecast full year earnings to be 5 to 6 times greater than our results in 2013 and we believe further progress is achievable in 2015.”

Strong Balance Sheet $ in millions Q3 2013 Q4 2013 Cash & Investments $27 $79 Total Assets $1,039 $1,033 Total Liabilities $162 $139 Stockholders’ Equity $877 $895 Days Sales Outstanding 63 60 Inventory Turns 3.5 4.2 Cash & Investments Per Share $0.17 $0.49 Net Book Value Per Share $5.58 $5.58 $200M line of credit

Summary Mobile creates compound, multi-year growth opportunity – Smartphone penetration and LTE transition drive growth in overall RF content – Crowded spectrum and carrier aggregation demand premium filters – Data consumption prompts network infrastructure expansion Networks and Defense add stability and diversification – Large market share and long product life cycles – High barriers to entry and healthy margins – Premier strategic foundry services Technology sustains competitive advantage – Proprietary premium filters (BAW & TC-SAW) – Advanced packaging – CuFlip™ and WLP – Industry leading GaN process Rapid financial improvement – Mid-single digit revenue growth – Accretive product mix – 50% incremental margin – Leverage driving profitability

Important Legal Disclosures Forward-Looking Statements This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements. No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Legal Disclosures Additional Information and Where to Find It In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615- 9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Participants in the Solicitation RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.